SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 3)*
Allied Healthcare International Inc. (f/k/a Transworld Healthcare, Inc.)

(Name of Issuer)
Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)
894081 10 8
(CUSIP number)
Washington & Congress Managers, LLC
Attn: Peter Schofield
265 Franklin Street, 20th Floor
Boston, MA 02110
(617) 330-7750

(Name, address and telephone number of person authorized to receive notices and communications)
December 15, 2008
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(Continued on the following pages)
(Page 1 of 10 Pages)

CUSIP No.	894081 10 8	13D	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Washington & Congress Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 Shares (as defined herein)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	894081 10 8	13D	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Washington & Congress Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	894081 10 8	13D	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Washington & Congress Managers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	894081 10 8	13D	Page	5	of	10 Pages
     This Amendment No. 3 amends and restates (i) Amendment No. 2 to Schedule 13D filed by Washington & Congress Capital Partners, L.P. (formerly known as Triumph Partners III, L.P.), Washington & Congress Advisors, LLC, and Washington & Congress Managers, LLC with the Securities and Exchange Commission on May 21, 2008, (ii) Amendment No. 1 to Schedule 13D filed by Washington & Congress Capital Partners, L.P. (formerly known as Triumph Partners III, L.P.), Washington & Congress Advisors, LLC, and Washington & Congress Managers, LLC with the Securities and Exchange Commission on October 7, 2004 and (iii) the Schedule 13D filed by Triumph Partners III, L.P. (“TIII LP”), Triumph III Advisors, L.P. (“TIII Advisors LP”), Triumph III Advisors, Inc. (“TIII Advisors Inc.”), Triumph III Investors, L.P. (“TIII Investors LP”), Triumph III Investors, Inc. (“TIII Investors Inc.”), and Frederick W. McCarthy with the Securities and Exchange Commission on July 29, 2002, each relating to the Common Stock, par value $.01 per share, of Allied Healthcare International Inc. (formerly known as Transworld Healthcare, Inc.).
ITEM 1. Security and Issuer.
     The class of equity security to which this Amendment No. 3 relates is the common stock, par value $.01 per share (the “Common Stock” or the “Shares”), of Allied Healthcare International Inc. (f/k/a Transworld Healthcare, Inc.), a corporation organized under the laws of the state of New York (the “Company”). The Company’s principal executive offices are located at 245 Park Avenue New York, New York 10167.
     This filing of this Amendment No. 3 is not, and should not be deemed to be, an admission that this Amendment No. 3 is required to be filed.
ITEM 2. Identity and Background.
     (a), (b), (c) and (f) The following table provides certain information about each of the reporting persons:

Citizenship or State of
Name and Address	Incorporation/Organization	Principal Occupation or Employment
Washington & Congress Capital Partners, L.P. (formerly known as Triumph Partners III, L.P.) (“WCP”) 265 Franklin Street, 20th Floor Boston, MA 02110	DE	Investment Partnership

Washington & Congress Advisors, LLC (“WCA”) 265 Franklin Street, 20th Floor Boston, MA 02110	DE	General Partner of WCP; Investment Management

Washington & Congress Managers, LLC (“WCM”) 265 Franklin Street, 20th Floor Boston, MA 02110	DE	Investment Management
     WCP, WCA, and WCM are sometimes individually referred to herein as a “Reporting Person,”

CUSIP No.	894081 10 8	13D	Page	6	of	10 Pages
and collectively as the “Reporting Persons.” WCP and TIII Investors LP are sometimes collectively referred to herein as the “Original Holders.” WCP is sometimes individually referred to herein as the “Holder.”
     The Shares to which this Amendment No. 3 relates are owned directly by the Holder.
     (d) and (e) During the past five years or since its inception, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in any of the Reporting Persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
     On April 24, 2002, the Company, Allied Healthcare Group Limited, a U.K. subsidiary of the Company (“AHG”), Transworld Healthcare (UK) Limited (“TWUK,” and together with the Company and AHG, the “Corporate Group”) and the Investors listed therein, including among others, the Original Holders, entered into that certain Master Reorganization Agreement (as amended, the “Reorganization Agreement”) pursuant to which the Corporate Group would be reorganized so that the current holders of shares and warrants of AHG and TWUK would exchange those interests for equity interests in the Company (the “Reorganization”).
     In connection with the consummation of the Reorganization, WCP was issued 6,547,674 shares of Series A Convertible Preferred Stock, par value $.01 per share, of the Company (the “Series A Preferred Stock”). Pursuant to a Conversion Agreement that all holders of the Series A Preferred Stock (including WCP) entered into with the Company, upon the closing on July 7, 2004 of the Company’s public offering, all holders of the Series A Preferred Stock converted their shares of Series A Preferred Stock into an equal number of shares of Common Stock. Pursuant to its Conversion Agreement, on July 7, 2004, WCP converted 6,547,674 shares of Series A Preferred Stock into 6,547,674 shares of Common Stock.
ITEM 4. Purpose of Transaction.
     The shares of Common Stock were acquired for investment purposes, except as set forth herein. The Reporting Persons intend to review on a continuing basis their investment in the Company and the Company’s business, prospects and financial condition. Based on such continuing review, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Company, and the Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company including, subject to applicable law, (i) to hold their shares of Common Stock as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of shares of Common Stock or otherwise), (ii) to acquire beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of shares of Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in this Item 4, or

CUSIP No.	894081 10 8	13D	Page	7	of	10 Pages
(v) to change their intention with respect to any or all of the matters referred to in this Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the shares of Common Stock, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.
     The Holder is nearing the end of its term, and its only remaining investment was in the Company. On December 15, 2008, the Holder distributed in kind to its partners its entire investment of 7,697,578 Shares in connection with the Holder’s wind-up and dissolution activities. As a result of the distribution of the Shares to the Holder’s partners, the Reporting Persons no longer beneficially own any Shares.
     Without limiting the generality of any of the foregoing, the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the Shares at times and in such manner as they deem advisable in pursuit of such investment purposes, including to benefit from temporary changes in Share market prices, including changes resulting from actual or perceived developments in the Company’s operations, business strategy or prospects, management, or from sale or merger of the Issuer, or its subsidiaries. The Reporting Persons are engaged in an ongoing analysis of the Company’s operations, prospects, legal liabilities, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, in order to evaluate the feasibility, desirability and likely effect of changes in the Company’s operations, capital structure, and other matters described above, as well as opportunities for strategic transactions involving the Company, including transactions that may affect all or a portion of the Company’s equity securities. The Reporting Persons have discussed, and will continue to discuss, such operational, financial and strategic matters with the Company’s management, directors, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirers, lenders and investment banking firms. Such analysis and discussions may result in the Reporting Persons’ modifying their ownership of the Shares, exchanging information with the Company or other persons entering into confidentiality or similar agreements, or making proposals to third parties or Company management in which the Reporting Persons that would result, or include, changes in the Company’s operations, management, ownership, governance or capital structure. Such matters may relate to one or more of the actions described in this Item 4.
     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of the Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in this Item 4.
ITEM 5. Interest in Securities of the Issuer.
     (a) and (b) As of November 21, 2008, the Reporting Persons owned beneficially 7,697,578 Shares, representing 17.1% of the 44,986,229 Shares outstanding as reported in publicly available information. The Reporting Persons have sole voting and dispositive power with respect to the 7,697,578 Shares.

CUSIP No.	894081 10 8	13D	Page	8	of	10 Pages
     (c) and (e) On December 15, 2008, the Holder distributed in kind to its partners its entire investment of 7,697,578 Shares in connection with the Holder’s wind-up and dissolution activities. As a result of the distribution of the Shares to the Holder’s partners, the Reporting Persons no longer beneficially own any Shares.
     (d) None.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as described below, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.
     Reorganization Agreement. On July 25, 2002, the Company consummated a reorganization (the “Reorganization”) involving the Company and two of its U.K. subsidiaries, AHG and TWUK. The Reorganization was consummated pursuant to a Master Reorganization Agreement, dated as of April 24, 2002, as amended on May 16, 2002 and June 26, 2002 (the “Reorganization Agreement”), among the Company, AHG, TWUK and certain investors in such subsidiaries. In the Reorganization, equity investments in TWUK and subordinated debt investments in AHG were exchanged for shares of Common Stock and shares of Series A Preferred Stock.
     As a result of WCP’s ownership of equity investments in TWUK and debt investments in AHG, in the Reorganization, WCP was issued 1,149,904 shares of Common Stock and 6,547,674 shares of Series A Preferred Stock.
     Registration Rights Agreement. On July 25, 2002, in connection with the consummation of the Reorganization, the Company entered into a Registration Rights Agreement. Pursuant to this Registration Rights Agreement, the Company was required to file a registration statement covering the resale of all of the shares of Common Stock issued or issuable as a result of the consummation of the Reorganization (including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock), as well as certain other shares of stock then outstanding. The registration statement contemplated by the Registration Rights Agreement was declared effective by the Securities and Exchange Commission on August 21, 2002.
     Conversion Agreement. On July 7, 2004, the Company consummated the public offering. Pursuant to a Conversion Agreement which WCP had entered into (as had all holders of Series A Preferred Stock), upon the consummation of such public offering, WCP converted 6,547,674 shares of Series A Preferred Stock into 6,547,674 shares of Common Stock. In connection with such conversion, WCP received $1,713,217 in accrued and unpaid dividends on its shares of Series A Preferred Stock.

CUSIP No.	894081 10 8	13D	Page	9	of	10 Pages
     The foregoing descriptions of the various agreements are qualified by reference to the copies of such agreements attached hereto as exhibits, which agreements are incorporated herein by reference.
ITEM 7. Materials to be Filed as Exhibits.
     The following documents are filed as exhibits to this Schedule 13D:

Exhibit 99.1	Master Reorganization Agreement, dated as of April 24, 2002, among the Company, AHG, TWUK and the Investors named therein (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4, filed May 1, 2002).

Exhibit 99.2	First Amendment to Master Reorganization Agreement, dated as of May 16, 2002, by and among the Company, AHG, TWUK and the Investors named therein (incorporated by reference to Exhibit 10.17A to the Company’s Registration Statement on Form S-4, filed May 1, 2002).

Exhibit 99.3	Second Amendment to the Master Reorganization Agreement, dated as of June 26, 2002, by and among the Company, AHG, TWUK and the Investors named therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 9, 2002).

Exhibit 99.4	Registration Rights Agreement, dated as of July 25, 2002, among the Company and the persons named therein (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on August 9, 2002).

Exhibit 99.5	Conversion Agreement, dated as of March 31, 2004, among the Company and the Holders named therein (incorporated by reference to Exhibit 99.5 to WCM’s Amendment No. 1 to Schedule 13D filed on October 7, 2004).

CUSIP No.	894081 10 8	13D	Page	10	of	10 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
     EXECUTED as a sealed instrument this 22nd day of December, 2008.

WASHINGTON & CONGRESS CAPITAL PARTNERS, L.P.

By:	Washington & Congress Advisors, LLC, its general partner

By:	/s/ Peter Schofield

Name: Peter Schofield Title: Chief Financial Officer

WASHINGTON & CONGRESS MANAGERS, LLC

By:	/s/ Peter Schofield

Name: Peter Schofield Title: Chief Financial Officer

WASHINGTON & CONGRESS ADVISORS, LLC

By:	/s/ Peter Schofield

Name: Peter Schofield Title: Chief Financial Officer